

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 East Grauwyler Road
Irving, TX 75061

      Re: Exela Technologies, Inc.
          Registration Statement on Form S-3
          Filed March 28, 2022
          File No. 333-263909

Dear Mr. Cogburn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald Field at 202-551-3680 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services